UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Corning Incorporated

(Name of Subject Company (Issuer))

Corning Incorporated

(Name of Filing Person (Issuer))

Zero Coupon Convertible Debentures Due November 8, 2015

(Title of Class of Securities)

219350 AJ 4

(CUSIP Number of Class of Securities)

William D. Eggers

Senior Vice President and

General Counsel

Corning Incorporated

One Riverfront Plaza

Corning, New York 14831

(607) 974-9000

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee
$600,000,000	$48,540

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, assuming that $800,000,000 aggregate principal amount at maturity of outstanding Zero Coupon Convertible Debentures Due November 8, 2015, are purchased at the maximum offer price of $750 per $1,000 principal amount at maturity. The amount of the Filing Fee, calculated in accordance with the Securities and Exchange Act of 1934, as amended, and the Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 for each $1,000,000.

☐	Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable Date Filed: Not Applicable	Filing Party: Not Applicable Form or Registration No.: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-l.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule l3D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by Corning Incorporated, a New York corporation (“Corning”), to purchase for cash up to $800,000,000 aggregate principal amount at maturity of its Zero Coupon Convertible Debentures due November 8, 2015 (the “Notes”) at a purchase price of not greater than $750 nor less than $725 per $1,000 principal amount at maturity of the Notes. Reference to a Note in the singular refers to a Note representing $1,000 principal amount at maturity.

This Schedule TO is being filed by Corning. Corning’s offer for the Notes is being made on the terms and subject to the conditions set forth in the attached Offer to Purchase dated May 7, 2003 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer will expire at 12:00 Midnight, Eastern time, on June 4, 2003, unless extended or earlier terminated. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

Item 1.    Summary Term Sheet

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.    Subject Company Information

(a) Name and Address.    The name of the issuer of the Notes is Corning Incorporated. The address of the principal executive offices of Corning Incorporated is One Riverfront Plaza, Corning, New York 14831. Its telephone number is (607) 974-9000. The information set forth in Section 4—“Certain Information Concerning the Offeror” of the Offer to Purchase is incorporated herein by reference.

(b) Securities.    This Schedule TO relates to the offer by Corning to purchase up to $800,000,000 aggregate principal amount at maturity of its Notes at a purchase price of not greater than $750 nor less than $725 per $1,000 principal amount at maturity of the Notes. The information set forth in Section 6—“Description of Notes and Related Matters” of the Offer to Purchase is incorporated herein by reference. As of May 5, 2003, there was $1,720,044,000 aggregate principal amount at maturity of the Notes outstanding. As of May 6, 2003, each $1,000 principal amount at maturity of Notes was convertible into 8.3304 shares of Corning’s common stock, par value $0.50 per share.

(c) Trading Market and Price.    The information set forth in Section 5—“Price Range of Notes and Common Stock; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

(a) Name and Address.    This is an issuer tender offer. The information set forth in Item 2(a) above and Section 4—“Certain Information Concerning the Offeror” of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction

(a)  Material Terms.

(1)  Tender Offers.

(i)-(iii), (v)-(viii), (ix), (xii) The information set forth in the Summary Term Sheet, Section 1—“Introduction,” Section 2—“Terms of the Offer,” Section 7—“Acceptance of Notes for Payment,” Section 8—“Expiration, Extension, Amendment or Termination of the Offer,” Section 9—“Procedures for Tendering Notes,” Section 10—“Withdrawal of Tenders” and Section 13—“Certain United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(iv), (x)-(xi) Not applicable.

(2)  Mergers and Similar Transactions.    Not applicable.

(b)  Purchases.    To the best knowledge of Corning, it will not purchase any Notes from any of its officers, directors or affiliates.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

(e)  Agreements Involving Subject Company’s Securities.    The information set forth in  Section 6—“Description of Notes and Related Matters” of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purpose of the Transaction and Plans or Proposals

(a)  Purposes.    The information set forth in Section 3—“Purpose of the Offer” of the Offer to Purchase is incorporated herein by reference.

(b)  Use of Securities Acquired.    Any Notes submitted for purchase will be canceled and retired.

(c)  Plans.    Not applicable.

Item 7.    Source and Amount of Funds or Other Consideration

(a)  Source of Funds.    The information set forth in Section 11—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b)  Conditions.    Not applicable.

(d)  Borrowed Funds.    Not applicable.

Item 8.    Interest in Securities of the Subject Company

(a)  Securities Ownership.    To the best knowledge of Corning, no Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b)  Securities Transactions.    Corning exchanged certain of the Notes for its common stock in the following Section 3(a)(9) transactions:

Date	No. of Notes	Price per Note	No. of Shares of Corning Common Stock Issued
3/17/03	10,000	$665.00	1,273,080
3/19/03	20,000	$665.00	2,315,900
3/20/03	15,000	$665.00	1,782,697
3/24/03	10,000	$672.50	1,119,810

Item 9.    Persons/Assets Retained, Employed, Compensated or Used

(a)  Solicitations or Recommendations.    The information set forth in Section 2—“Terms of the Offer” and Section 14—“Dealer Managers, Depositary and Information Agent” of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements

(a)  Financial Information.    Corning does not believe it is required to include financial information due to the fact that this information is not material to holders of Notes because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, and Corning is a public reporting company that files reports electronically under EDGAR.

(b)  Pro Forma Information.    Not applicable.

Item 11.    Additional Information

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	Corning is required to comply with federal and state securities laws and tender offer rules.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)  Other Material Information. Not applicable.

Item 12.    Exhibits

(a	)(1)(A)	Offer to Purchase dated May 7, 2003.

(a	)(1)(B)	Form of Letter of Transmittal, including taxpayer I.D. guidelines.

(a	)(1)(C)	Form of Notice of Guaranteed Delivery.

(a	)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a	)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a	)(5)(A)	Summary Advertisement.

(a	)(5)(B)	Press Release issued by Corning on May 6, 2003.

(b	)(1)	Not applicable.

(d	)	Not applicable.

(g	)	Not applicable.

(h	)	Not applicable.

Item 13.    Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORNING INCORPORATED

By:	/S/ MARK S. ROGUS

Name: Mark S. Rogus
Title: Vice President and Treasurer

Dated:  May 7, 2003

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated May 7, 2003.

(a)(1)(B)	Form of Letter of Transmittal, including taxpayer I.D. guidelines.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Summary Advertisement.

(a)(5)(B)	Press Release issued by Corning on May 6, 2003.

(b)(1)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.